SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Daleen Technologies, Inc.

(Name of Issuer)

Daleen Technologies, Inc.

(Names of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

23437N104

(CUSIP Number of Class of Securities)

Gordon Quick
President and Chief Executive Officer
Daleen Technologies, Inc.
902 Clint Moore Road
Suite #230
Boca Raton, Florida 33487
(561) 999-8000

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the person(s) Filing Statement

Copy To:

Dawn Landry, Esq.
Daleen Technologies, Inc.
902 Clint Moore Road
Suite #230
Boca Raton, Florida 33487
(561) 999-8000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$196,871	$25

*	The Transaction Valuation was determined by multiplying 656,238 shares of Daleen Technologies, Inc. Common Stock estimated to be purchased by the Company for $.30 per share in cash in lieu of issuing fractional shares in connection with the one-for-500 reverse stock split.

**	The Filing Fee was determined in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission on January 26, 2004 by multiplying the transaction valuation of $196,871 by .00012670.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25	Filing Party: Daleen Technologies, Inc.

Form or Registration No.: Preliminary Schedule 14A	Date Filed: January 28, 2004

INTRODUCTION

     This Amendment No. 1 to Rule 13e-3 Transaction Statement (“Amendment No. 1”) is being filed by Daleen Technologies, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) to amend the Rule 13e-3 Transaction Statement filed by the Company on January 28, 2004 with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder.

     The Company has abandoned its plans to submit to its stockholders a proposal to approve and adopt and amendment to the Company’s Certificate of Incorporation to provide for a one-for-500 reverse stock split of the Company’s common stock. As described more fully in the preliminary proxy statement on Schedule 14A filed by the Company with the SEC on January 28, 2004, the reverse stock split transaction was intended to enable the Company to voluntarily terminate the registration of its common stock under the Securities Exchange Act of 1934 and go private.

     The Company issued a press release announcing the termination of the proposed reverse stock split on May 7, 2004.

ITEM 16. EXHIBITS.

(a)(5)	Press release issued by the Company, dated May 7, 2004, announcing the termination of the proposed reverse stock split, is incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the SEC on May 7, 2004.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2004

DALEEN TECHNOLOGIES, INC.
By:	/s/ Gordon Quick
	Name:	Gordon Quick
	Title:	Chief Executive Officer